Exhibit 99.1

Investor Relations

2Q21 results and conference calls

Keep abreast of the results for the 2nd quarter of 2021:

Disclosure on the Investor Relations' website: August 2 after B3 and NYSE trading hours.

Conference calls: August 3

portuguese

09:00 a.m. (EDT)
10:00 a.m. (Brasília time)

add to calendar

english

10:30 a.m. (EDT)
11:30 a.m. (Brasília time)

add to calendar

more information

itau.com.br/investor-relations

Investor Relations

Information about Itaú Unibanco's results and strategy

Individuals investor relations
relacoes.investidores@itau-unibanco.com.br
(55-11) 2794-3547

Institutional investor relations
iir@itau-unibanco.com.br

Custodian Bank

Consult your stock position or update your registration

(working days from 9 a.m. to 6 p.m. Brasília time)
(55-11) 3003-9285

ADRs

BNY ADRS
1 888 269-2377 (calls from the U.S.) or
(1-201) 680-6825 (calls from outside the U.S.)